UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The board (the “Board”) of directors (the “Director(s)”) of Nature Wood Group Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that the Company has become a Core Climate participant, which enables the Group to source, hold, trade, settle and retire voluntary carbon credits through the Core Climate platform.

On December 24, 2024, Nature Carbon Sink Limited, a subsidiary of the Company (“Nature Carbon”), entered into a carbon credit sale and purchase agreement with Nature Home (China) Co., Ltd. (“Nature Home”), pursuant to which Nature Carbon agreed to sell and Nature Home agreed to acquire 1,000 ton of carbon credits. The related carbon credit asset was retired according to the Verified Carbon Standard Program, thereby helping Nature Home to produce carbon-neutral floors for sale in the U.S. market and to enhance its environmental, social and governance (ESG) standards.

The Directors believes that as the international efforts to combat the climate change are gaining momentum and the Chinese government put forth the national strategy to limit carbon emissions and to achieve carbon neutrality, companies will be more likely to use and invest in carbon assets (carbon credit and emission allowance). The Board is of the view that the entering of the said carbon credit sale and purchase agreement marks a significant step of the Group towards developing its carbon credit business. The Group will continue to capture such opportunity and actively expand carbon credit business, thereby contributing its efforts to help more companies to achieve carbon neutrality.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Hok Pan Se
	Name:	Hok Pan Se
Date: December 30, 2024	Title:	Director